UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d–101)

Information to be Included in Statements Filed Pursuant to § 240.13d–1(a) and
Amendments Thereto Filed Pursuant to § 240.13d–2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 7)*
OCI Partners LP
(Name of Issuer)
Common Units representing Limited Partner Interests
(Title of Class of Securities)
67091N108
(CUSIP Number)
Kevin Struve
Manager, OCIP Holding LLC
Manager, OCIP Holding II LLC
c/o OCI USA Inc.
660 Madison Avenue, 19th Floor
New York, New York 10065
(646) 589-6180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 3, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: 67091N108

1	Name of Reporting Person: OCI N.V.
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 86,064,387
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 86,064,387
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,064,387
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 98.93% (1)
14	Type of Reporting Person: OO (Public Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of March 31, 2018, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018

 CUSIP No.: 67091N108

1	Name of Reporting Person: OCI USA Inc.
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 86,064,387
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 86,064,387
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,064,387
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 98.93% (1)
14	Type of Reporting Person: CO

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of March 31, 2018, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018.

 CUSIP No.: 67091N108

1	Name of Reporting Person: OCIP Holding LLC
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 86,064,387
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 86,064,387
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,064,387
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 98.93% (1)
14	Type of Reporting Person: OO (Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of March 31, 2018 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018.

 CUSIP No.: 67091N108

1	Name of Reporting Person: OCIP Holding II LLC
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 86,064,387
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 86,064,387
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,064,387
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 98.93% (1)
14	Type of Reporting Person: OO (Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of March 31, 2018 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018.

 CUSIP No.: 67091N108

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014, as amended to date (collectively, the “Schedule 13D”). Except as specifically amended by this Amendment No. 7, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.    Identity and Background

Item 2 is hereby amended and supplemented by the following:

(a)
This Schedule 13D is filed by OCI N.V., a Dutch public limited liability company (“OCI NV”), OCI USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of OCI NV (“OCI USA”), OCIP Holding LLC (“OCIP Holding”) and OCIP Holding II LLC (“OCIP Holding II”), the record owners of the securities reported herein and each a wholly owned indirect subsidiary of OCI USA. Each of the foregoing is referred to collectively as the “Reporting Persons.”

Item 3.    Identity and Background

Item 3 is hereby amended and supplemented by the following:

The aggregate purchase price for the Common Units pursuant to the tender offer was $106,837,852, at a price of $11.50 per Common Unit. All of the funds required to acquire the Common Units were obtained from OCI NV’s available cash, including borrowings under its credit facility as described in the Offer to Purchase, which is included as Exhibit A hereto and is incorporated by reference herein. A copy of OCI NV’s Term Loan and Revolving Credit Facilities Agreement is included as Exhibit B hereto.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On July 3, 2018, the tender offer expired at 5:00 p.m. Eastern time. The tender offer resulted in OCI NV and its affiliates owning greater than 90% of the Common Units outstanding. Accordingly, on July 3, 2018, OCI NV announced that, as it had previously committed to upon owning more than 90% of the Common Units outstanding, it was exercising its buyout right under Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended, at a price per unit equal to the offer price (the “Buyout”). The Buyout will be exercised on July 16, 2018, at which point there will be no public market for the Common Units and no holders of the Common Units other than OCI NV and its affiliates, and the Common Units will be delisted from the New York Stock Exchange (the “NYSE”) and deregistered under the Exchange Act. Upon the exercise of the Buyout, the Issuer will become an indirect wholly owned subsidiary of OCI NV, and OCI NV expects to amend and restate the certificate of limited partnership and agreement of limited partnership of Issuer to make such changes it deems necessary or appropriate.

Except as set forth in this Schedule 13D and in connection with the transaction described above, OCI NV has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 CUSIP No.: 67091N108

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) After giving effect to the transaction reported herein in Item 3, OCIP Holding and OCIP Holding II are currently the record holders of an aggregate of 86,064,387 Common Units, representing 98.9% of the Issuer’s outstanding Common Units. The beneficial ownership percentage of the Reporting Persons is calculated based upon 86,997,590 Common Units of the Issuer reported to be outstanding as of March 31, 2018, in the Issuer’s Form 10-Q filed with the Commission on May 7, 2018.
OCIP Holding and OCIP Holding II are each a wholly owned subsidiaries of OCI USA. OCI USA is a wholly owned subsidiary of OCI NV. As such, each of OCI USA and OCI NV may be deemed to beneficially own the securities held of record by each of OCIP Holding and OCIP Holding II, but each disclaims any such beneficial ownership.

The Issuer is managed by the directors and executive officers of its general partner, OCI GP LLC (the “General Partner”). OCI USA has the right to appoint the board of directors and executive officers of the General Partner and the managing member of OCIP Holding.

OCI NV, by majority vote of its board of directors, has the power to vote and dispose of the Common Units held by OCIP Holding. As such, no individual director is deemed to hold any beneficial ownership in the Common Units.
(b) Except as set forth in Item 3 of this Amendment No. 7, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days.

(c) No person other than OCI NV is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units held in the name of the OCIP Holding, OCIP Holding II and reported herein.

(d) Not applicable.

Item 7.    Materials to be Filed as Exhibits

EXHIBIT A -	Offer to Purchase, dated June 4, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by OCI NV).
EXHIBIT B -
Term Loan and Revolving Credit Facilities Agreement, dated 17 April 2018, among OCI, the mandated lead arrangers names therein, Cooperatieve Rabobank U.A., as facility agent and BNY
Mellon Corporate Trustee Services Limited, as security agent (incorporated by reference to Exhibit (b) ) to the Schedule TO filed by OCI NV).

 CUSIP No.: 67091N108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2018

OCI N.V. /s/ Nassef Sawiris By: Nassef Sawiris Its: Chief Executive Officer

OCI USA Inc. /s/ Kevin Struve By: Kevin Struve Its: President

OCIP Holding LLC /s/ Kevin Struve By: Kevin Struve Its: Manager

OCIP Holding II LLC /s/ Kevin Struve By: Kevin Struve Its: Manager